

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 14, 2010

Mr. Robert Schaefers, President
We Save Homes, Inc.
2300 East Katella Ave., Suite 300
Anaheim, CA 92806

> **Re: We Save Homes, Inc.**
> **Item 4.01 of Form 8-K**
> **Filed on May 17, 2010 and amended on June 11, 2010**
> **File No. 0-52996**

Dear Mr. Schaefers:

  We have completed our review of the above filings and do not, at this time, have any further comments.

       Sincerely,

       Larry Spirgel
       Assistant Director